Exhibit 99.1

Press Release

Eltek Reports Full Year and Fourth Quarter 2021 Financial Results

•	Revenues of $33.8 million in 2021 compared to $36.7 million in 2020.
•	Net profit of $5.0 million in 2021 compared to a net profit of $2.6 million in 2020.
•	Revenues of $9.5 million in the fourth quarter of 2021 compared to $9.5 million in the fourth quarter of 2020.
•	Net profit of $3.8 million in the fourth quarter of 2021 compared to net profit of $0.8 million in the fourth quarter of 2020.
•	Gross margin of 20% for 2021.
•	$3.8 million EBITDA in the year, or 11% of total sales.
•	Cash flow provided by operating activities of $3.9 million for the year.

PETACH-TIKVA, Israel, March 23, 2022 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the full year and fourth quarter ended December 31, 2021.

Mr. Eli Yaffe, Chief Executive Officer, commented: "2021 was a challenging year in which we had to deal with a shortage of raw materials and the devaluation of the US Dollar against the Israeli Shekel. These two challenges impacted our results of operations. Despite this, we managed to end the year with $1.5 million of pre-tax income. In the fourth quarter we released the tax loss carryforward valuation allowance recorded in prior years, which resulted in income of $3.5 million. This release was based on our conclusion that it is more likely than not that our company will realize its deferred tax losses in the future. Thus, our net profit for 2021 was $5.0 million".

"In the fourth quarter and the beginning of 2022 Eltek succeeded in building a strong backlog for 2022. I am also glad to report that we received the $1.4 million purchase order from a defense customer which we reported earlier on February 7, 2022. We are continuing with our R&D programs in order to maintain our position as an Industry Innovation leader as well as to streamline and improve production processes and increase operational efficiency ” , Mr. Yaffe added.

"We ended 2021 with a strong balance sheet. The company's cash balances as of the end of 2021 amounted to approximately $9.3 million and we had working capital of $13.3 million. Our improved financial condition allows us to continue to invest in equipment and machinery.

During 2021, we were able to increase the company's customer base and we hope to continue this positive trend during 2022 as well", Mr. Yaffe concluded.

Highlights of the Full Year of 2021 compared to the Full Year of 2020

•	Revenues for the full year of 2021 amounted to $33.8 million compared to revenues of $36.7 million in 2020, a decrease of 8% YoY.

•	Gross profit was $6.9 million (20% of revenues) in 2021 compared to a gross profit of $7.7 million (21% of revenues) in 2020.

•	Operating profit was $1.9 million in 2021 compared to operating profit of $3.0 million in 2020.

•	Net profit was $5.0 million or $0.86 per fully diluted share in 2021, compared to a net profit of $2.6 million, or $0.58 per fully diluted share in 2020.

•	EBITDA was $3.8 million in 2021 compared to EBITDA of $4.6 million in 2020.

•	Net cash provided by operating activities amounted to $3.9 million in 2021 compared to $3.3 million in 2020.

•	Cash and cash equivalents as of December 31, 2021 were $9.3 million compared to $4.7 million as of December 31, 2020.

Highlights of the Fourth Quarter of 2021 compared to the Fourth Quarter of 2020

•	Revenues for the fourth quarter of 2021 were $9.5 million the same as in the fourth quarter of 2020.

•	Gross profit was $2.0 million (21% of revenues) in the fourth quarter of 2021 compared to $2.2 million (23% of revenues) in the fourth quarter of 2020.

•	Operating profit was $0.6 million in the fourth quarter of 2021 compared to operating profit of $1.0 million in the fourth quarter of 2020.

•	Net profit was $3.8 million or $0.65 per fully diluted share in the fourth quarter of 2021 compared to a net profit of $0.8 million or $0.16 per fully diluted share in the fourth quarter of 2020.

•	EBITDA was $1.1 million in the fourth quarter of 2021 compared to $1.4 million in the fourth quarter of 2020.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call
Eltek will conduct a conference call to discuss the results today, Thursday, March 23, 2021, at 8:30 a.m. Eastern Time. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-9180691
International:	+972-3-9180691

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
14:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek
Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Ron Freund
Chief Financial Officer
ronf@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Three months ended
	December 31,		December 31,
	2021	2020	2021	2020

Revenues	9,521	9,501	33,823	36,707
Costs of revenues	(7,565)	(7,290)	(26,926)	(28,969)
Gross profit	1,956	2,211	6,897	7,738

R&D expenses, net	(23)	(2)	(78)	(2)
Selling, general and administrative expenses	(1,310)	(1,236)	(4,870)	(4,704)
Operating profit	623	973	1,949	3,032
Financial expenses, net	(387)	(179)	(488)	(337)
Other income (expenses), net	-	(6)	41	(16)
Profit before income tax	236	788	1,502	2,679
Tax income (expenses), net	3,600	(22)	3,537	(71)
Net Profit	3,836	766	5,039	2,608

Earnings per share

Basic net profit per ordinary share	0.66	0.16	0.86	0.58
Diluted net profit per ordinary share	0.65	0.16	0.86	0.58
Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,840	4,841	5,840	4,495
Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,860	4,852	5,869	4,501

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	9,283	4,735
Receivables: Trade, net of provision for doubtful accounts	7,021	9,062
Other	798	700
Inventories	4,893	3,704
Prepaid expenses	586	619

Total current assets	22,581	18,820

Long term assets
Restricted deposits	226	62
Severance pay fund	66	64
Deferred tax assets and long term tax receivables, net	3,563	-
Operating lease right of use assets	8,979	8,948
Total long term assets	12,834	9,074

Fixed assets, less accumulated depreciation	7,368	7,263

Total Assets	42,783	35,157

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	708	676
Accounts payable: Trade	4,044	4,452
Other	3,577	3,831
Short-term operating lease liabilities	931	742

Total current liabilities	9,260	9,701

Long-term liabilities
Long term debt, excluding current maturities	3,921	1,495
Employee severance benefits	344	338
Deferred tax liabilities, net	-	84
Long-term operating lease liabilities	8,186	8,272

Total long-term liabilities	12,451	10,189

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,840,357 at December 31, 2021 and December 31, 2020	5,296	5,296
Additional paid-in capital	22,846	22,846
Cumulative foreign currency translation adjustments	3,716	3,153
Capital reserve	1,287	1,084
Accumulated deficit	(12,073)	(17,112)
Shareholders' equity	21,072	15,267
Total liabilities and shareholders' equity	42,783	35,157

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP net Income	3,836	766	5,039	2,608
Add back items:

Financial expenses, net	387	179	488	337
Income tax expense	(3,600)	22	(3,537)	71
Depreciation and amortization	450	415	1,781	1,592
Non-GAAP EBITDA	1,073	1,382	3,771	4,608

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020

Cash flows from operating activities:

Net Income	3,836	766	5,039	2,608

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	450	415	1,781	1,592
Capital (gain) loss on disposal of fixed assets, net	-	14	-	(2)
Stock-based compensation	74	30	203	121
Revaluation of long term loans	-	-	-	2
Increase in long term tax receivables	(1,013)	-	(1,013)	-
Decrease (increase) in deferred tax assets, net	(2,572)	15	(2,550)	33
	(3,061)	474	(1,579)	1,746

Decrease (increase) in operating lease right-of-use assets	25	79	66	74
Decrease (increase) in trade receivables	(301)	(2,054)	2,260	(956)
Decrease (increase) in other receivables and prepaid expenses	(161)	334	(18)	(556)
Decrease (increase) in inventories	(499)	93	(1,023)	290
Increase (decrease) in trade payables	424	(476)	(451)	(449)
Increase (decrease) in other liabilities and accrued expenses	164	267	(414)	448
Increase (decrease) in employees severance benefits, net	-	20	(5)	47
	(348)	(1,737)	415	(1,102)

Net cash provided by (used in) operating activities	427	(497)	3,875	3,252

Cash flows from investing activities:
Purchase of fixed assets	(173)	(279)	(1,535)	(1,082)
Restricted deposits	-	-	(156)	(58)
Repayment from insurance	44	-	44	-
Net cash used in investing activities	(129)	(279)	(1,647)	(1,140)

Cash flows from financing activities:
Short- term bank credit, net	-	328	(377)	(1,600)
Repayment of short- term shareholder loan	-	(3,090)	-	(3,661)
Issuance of shares in rights offering, net		5,594		5,594
Repayment of long-term loans from bank	(114)	(38)	(301)	(183)
Proceeds from long-term loans	-	-	3,063	1,141
Repayment of credit from fixed asset payables	25	(86)	(261)	(477)
Net cash provided by (used in) financing activities	(89)	2,708	2,124	814

Effect of translation adjustments	189	152	196	181

Net increase (decrease) in cash and cash equivalents	398	2,084	4,548	3,107

Cash and cash equivalents at beginning of the period	8,885	2,651	4,735	1,628

Cash and cash equivalents at period end	9,283	4,735	9,283	4,735